Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated September 21, 2026 to Prospectus dated February 23, 2024

Registration No. 333-277322-01

DOMINION ENERGY SOUTH CAROLINA, INC.

FINAL TERM SHEET

September 21, 2026

2026 Series A 6.15% First Mortgage Bonds due 2056
Principal Amount:	$300,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	A2 (stable outlook)/A (stable outlook)/A+ (stable outlook)

Trade Date:	September 21, 2026

Settlement Date (T+4)**:	September 25, 2026

Final Maturity Date:	October 1, 2056

Interest Payment Dates:	April 1 and October 1

First Interest Payment Date:	April 1, 2027

Optional Redemption:	Make Whole Call at T+15 bps prior to April 1, 2056; Par Call on or after April 1, 2056

Tax Credit Event Redemption:	In whole but not in part at 101% of the principal amount plus accrued and unpaid interest (any notice of redemption may be issued by the later of (a) December 31, 2026 and (b) six months from the date of issuance)

Benchmark Treasury:	5.000% due May 15, 2056

Benchmark Treasury Yield:	5.303%

Spread to Benchmark Treasury:	+87 bps

Reoffer Yield:	6.173%

Coupon:	6.15%

Price to Public:	99.686% of the principal amount

Proceeds to the Company Before Expenses:	98.811% of the principal amount

CUSIP/ISIN:	25731V AD6/US25731VAD64

Joint Book-Running Managers:	BNP Paribas Securities Corp. and Scotia Capital (USA) Inc.

Co-Manager:	Regions Securities LLC

The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated September 21, 2026, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BNP Paribas Securities Corp. 1-800-854-5674 (toll-free)

Scotia Capital (USA) Inc. 1-800-372-3930 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the Bonds will be made against payment for the Bonds on the Settlement Date, which will be the fourth business day following the date of this final term sheet (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Bonds on the date of this final term sheet or the next succeeding two business days will be required, by virtue of the fact that the Bonds initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.